U.S. SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
                                                        SEC File Number: 0-17072
                                                       CUSIP Number: 973812 10 0

    [ ] Form 10-K and Form 10-KSB [ ] Form 20-F [X] Form 10-Q and Form 10-QSB
                [ ] Form N-SAR For Period Ended: March 30, 2004

    [ ] Transition Report on Form 10-K      [ ]  Transition Report on Form 20-F
    [ ] Transition Report on Form 11-K      [ ]  Transition Report on Form 10-Q
    [ ] Transition Report on Form N-SAR
                        For the Transition Period Ended:

--------------------------------------------------------------------------------

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

--------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                 Not applicable

--------------------------------------------------------------------------------

PART I - REGISTRANT INFORMATION

--------------------------------------------------------------------------------

Full Name of Registrant:                 Windswept Environmental Group, Inc.
Former Name if applicable:               Not Applicable
Address of Principal Executive Office:   100 Sweeneydale Avenue, Bay Shore,
                                         New York 11706

--------------------------------------------------------------------------------

PART II - RULE 12B-25(B) AND (C)

--------------------------------------------------------------------------------

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed [X]

       (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
       (b)   The subject annual report, semi-annual report, transition report on
             Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
       (c) The accountant's statement or other exhibit required by Rule 12b-25) has been attached if applicable.

--------------------------------------------------------------------------------

PART III - NARRATIVE

--------------------------------------------------------------------------------

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

         Because of problems related to understaffing, the Registrant's financial statements were not provided to its accountants for review in sufficient time to permit the Form 10-Q for the quarterly period ended March 30, 2004, to be filed within the prescribed period.

--------------------------------------------------------------------------------

PART IV - OTHER INFORMATION

--------------------------------------------------------------------------------


         (1) Name and telephone number of person to contact in regard to this notification:

                     Charles L. Kelly, Jr. - (631) 434-1300

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding twelve months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [X] Yes [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         For the quarter ended March 30, 2004, the Registrant expects revenues of approximately $4,700,520, subject to adjustment, compared to $3,648,548 for the comparable prior year fiscal quarter. The Registrant expects a net loss attributable to common shareholders of $1,059,004, subject to adjustment, for the quarter compared to a net loss attributable to common shareholders of $418,965 for the comparable period in 2003. The Registrant's increase in revenues was due primarily to increases related to an oil tank cleaning project, several fire restoration projects and water emergency services, a monitoring project of water containments and projects from a new insurance company customer. The Registrant's net loss increased primarily due to increased selling, general and administrative expenses and costs associated with increased sales volumes, including interest expense, and variable accounting treatment for officer options.

         Windswept Environmental Group, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                            WINDSWEPT ENVIRONMENTAL GROUP, INC.



Date:  May 17, 2004      By:    /s/ Charles L. Kelly, Jr.
                             -------------------------------------------------
                             Charles L. Kelly, Jr., Chief Financial Officer